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Security Class
Holder Account Number

Form of Proxy — Annual and Special Meeting of Shareholders to be held on Wednesday, May 4, 2005

Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada — 12:00 p.m., Eastern Daylight Time

Notes to Proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The shares represented by this proxy will be voted as directed by the holder. In the absence of such directions, shares represented by proxies received by Management will be voted FOR items 1-4 and in favor of Management's proposals generally.

6.
This proxy should be read in conjunction with the accompanying Notice of Annual and Special Meeting and Management Information Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy does not form a part hereof, and the references to the websites are inactive textual references only.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY, 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call or access the Internet.

To Receive Documents Electronically — You can enroll to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enroll for this service. Follow the instructions below.

• •	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. 1 8XX XXX-XXXX Proxy Instructions must be received by 5:00 pm, Eastern Daylight Time, May 2, 2005.	• •	Go to the following website: www.computershare.com/ca/proxy Proxy Instructions must be received by 5:00 pm, Eastern Daylight Time, May 2, 2005.	•	You can enroll to receive future securityholder communications electronically, after you vote using the Internet. If you don't vote online, you can still enroll by visiting www.computershare.com — click "Investors" and then "Electronic Shareholder Communications".

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by Computershare by 5:00 pm, Eastern Daylight Time, on May 2, 2005.

MR SAM SAMPLE	C1234567890

XXX 123

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
I/We being holder(s) of common shares of The Thomson Corporation hereby appoint:
Mr. David K.R. Thomson, or failing him Mr. W. Geoffrey Beattie, or failing him Mr. Richard J. Harrington, all being directors of Thomson	OR	Print the name of the person you are appointing if it is someone else.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Thomson to be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on May 4, 2005 at 12:00 p.m., Eastern Daylight Time, and at any adjournment thereof.

The Board of Directors and Management recommend that shareholders VOTE FOR items 1-4 below.

1. Election of Directors

		For	Withhold			For	Withhold			For	Withhold
01. Mr. David K.R. Thomson	-->	☐	☐	07. Mr. Steven A. Denning	-->	☐	☐	12. Mr. John M. Thompson	-->	☐	☐

02. Mr. W. Geoffrey Beattie	-->	☐	☐	08. Mrs. V. Maureen Kempston Darkes, O.C.	-->	☐	☐	13. Mr. Kenneth R. Thomson	-->	☐	☐

03. Mr. Richard J. Harrington	-->	☐	☐	09. Mr. Roger L. Martin	-->	☐	☐	14. Mr. Peter J. Thomson	-->	☐	☐

04. Mr. Ron D. Barbaro	-->	☐	☐	10. Mr. Vance K. Opperman	-->	☐	☐	15. Mr. Richard M. Thomson, O.C.	-->	☐	☐

05. Ms. Mary A. Cirillo	-->	☐	☐	11. Mr. David H. Shaffer	-->	☐	☐	16. Mr. John A. Tory	-->	☐	☐

06. Mr. Robert D. Daleo	-->	☐	☐

2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP as auditors and authorization of the directors to fix their remuneration	For	-->	☐	Withhold	-->	☐

3. Approval of the 2005 Employee Stock Purchase Plans	For	-->	☐	Against	-->	☐

4. Approval of the Amended and Restated 2000 Stock Incentive Plan	For	-->	☐	Against	-->	☐

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions areindicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

Quarterly Financial Statements and MD&A Request

Thomson's quarterly financial statements and related management's discussion and analysis (MD&A) are available at www.thomson.com. However, if you wish to receive them by mail, please mark this box. If you do not mark this box, or do not return this form, you will not receive our quarterly financial statements and MD&A in 2005. ☐

You can also receive these documents electronically — see reverse for instructions to enroll for electronic delivery.
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